Exhibit A

TRANSACTIONS DURING PAST 60 DAYS

The Reporting Persons engaged in the following transactions in shares of Common Stock of the Issuer during the past 60 days:

Account	Date of Transaction	Transaction Type (Purchase or Sale)	Shares	Price
Infinity Capital, LLC	12/29/2017	Sale	135,500	$1.08
Infinity Capital, LLC	12/29/2017	Sale	19,000	$1.08